[Letterhead of KCAP Financial, Inc.]

December 17, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: KCAP Financial, Inc.
              Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of KCAP Financial, Inc. (the *"Company"*), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1. copy of the Amendment to the Company's fidelity bond in the amount of $4,000,000 (the "*Bond*"); and

2. a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 455-8300

              Very truly yours,

              KCAP Financial, Inc.

              /s/Edward U. Gilpin
              Edward U. Gilpin
              Chief Financial Officer

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Edward U. Gilpin, Chief Financial Officer of KCAP Financial, Inc., a Delaware corporation (the *"Company"*), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the *"SEC"*) in connection with the filing of the Company's fidelity bond (the *"Bond"*) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period December 11, 2014 to December 11, 2015.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 17th day of December, 2014.

KCAP Financial, Inc.

/s/Edward U. Gilpin

Edward U. Gilpin
Chief Financial Officer

Excerpt from the Meeting
of the Board of Directors
of KCAP Financial, Inc.
dated December 16, 2014

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the **_"1940 Act"_**), and Rule 17g-1(a) thereunder, require a business development company (**_"BDC"_**), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a **_"covered person"_**); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a **_"single insured bond"_**), or (iii) a bond which names the Company and one or more other parties as insureds (a **_"joint insured bond"_**), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the **_"Non-Interested Directors"_**), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by

25199975.1

National Union Fire Insurance Company of Pittsburgh, PA. having an aggregate coverage of $1 million (the **"Fidelity Bond"**) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board of Directors of the Company; <u>and</u>

       FURTHER RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by National Union Fire Insurance Company of Pittsburgh, PA. having an aggregate coverage of $4 million is reasonable, and the Fidelity Bond be, and hereby is, approved by a majority of the Non-Interested Directors; <u>and</u>

       FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; <u>and</u>

       FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; <u>and</u>

       FURTHER RESOLVED, that any and all actions previously taken by the officers of the Company or any of its directors, in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

National Union Fire Insurance Company of Pittsburgh, Pa.
32 Old Slip
Financial Square
New York, NY 10005-
(212) 458-5000



BINDER OF INSURANCE CONFIRMATION LETTER

December 11, 2014

JENNIFER NORMANN
INTEGRO USA INC.
1 STATE STREET PLAZA, 9TH FL
NEW YORK, NY 10004

RE: KCAP FINANCIAL, INC.
Investment Company Blanket Bond Policy

Name of Insurance Carrier: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
Address of Insurance Carrier: 175 WATER STREET, NEW YORK, NY, 10038

Tab#: 1334024, Submission #: 81057585
Policy#: 02-135-39-27
Replacement of Policy # 07-766-55-73
Policy Period Effective Date From: 12/11/2014 To 12/11/2015

Dear Jennifer:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Binder for accuracy and contact the Insurer **prior to the effective date** of policy coverage of any inaccuracy(ies) found within the issued Binder. If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Binder has been accepted as an accurate description of the agreed upon terms of coverage.

* * ***IMPORTANT POLICY ISSUANCE VERIFICATION*** * *

A policy will be issued with the name and address of the Insured exactly as referenced in the "Policy Information" Section of this Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED: KCAP FINANCIAL, INC.

INSURED'S ADDRESS: 295 MADISON AVE FL 6
NEW YORK, NY 10017-7731

TYPE OF POLICY: Investment Company Blanket Bond Policy

BASIC FORM: 41206 (09/84)

INSURANCE COMPANY: National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER: 02-135-39-27

EFFECTIVE DATE: 12/11/2014   **EXPIRATION DATE:**   12/11/2015

LIMIT OF LIABILITY: 4,000,000

SINGLE LOSS DEDUCTIBLE: 100,000

AGGREGATE LIMIT: 4,000,000

OTHER TERMS: Per Insurer Quote/Indication Letter dated 12/05/2014 except as indicated below.

PREMIUM: $14,947

COMMISSION: 12.00%

Important Conditions Of Binder: See Below

ENDORSEMENTS

The following riders will be added to the basic policy:

#	Form #	Ed Dt	Title
1	89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
2	69898	09/06	NY CANCELLATION/NONRENEWAL
3	83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT
4	99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
5	MNSCPT		COMPUTER CRIME BOND RIDER
6	101800	06/09	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
7	101906	06/09	ADDITIONAL INSURED RIDER
8	113011	10/12	PROTECTED INFORMATION EXCLUSION

9	MNSCPT		UNAUTHORIZED SIGNATURES RIDER
10	MNSCPT		COUNTERFEIT CURRENCY AMENDED RIDER
11	MNSCPT		NAMED INSURED AMENDED RIDER (SUBSIDIARY GREATER THAN 50%)
12	MNSCPT		ACQUISITION THRESHOLD RIDER - 15%
13	MNSCPT		EMPLOYEE DEFINITION AMENDED RIDER (LISTING)
14	78859	10/01	FORMS INDEX ENDORSEMENT

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above.Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

DIEGO ORTIZ
Senior Underwriter
Executive Liability
646-857-1536

If you have any questions regarding this policy, or for any other service needs, please contact our
AIG Broker Services:

Monday-Friday 9:00 AM - 6:00 PM Eastern
Telephone: 1-877-TO-SERVE or (877)867-3783
E-mail: TOSERVE@aig.com
Fax: (800) 315-3896   *Raising the bar with commitment to quality*